Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of NorthView Acquisition Corporation on Amendment No. 3 to Form S-4 (File No. 333-269417) of our report dated March 3, 2023, which includes an explanatory paragraph as to NorthView Acquisition Corporation’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of NorthView Acquisition Corporation as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from April 19, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Boston, MA
September 12, 2023